Filed by Athene Holding Ltd

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Athene Holding Ltd; Apollo Global Management, Inc.; Tango Holdings, Inc.

(Commission File No. 001-37963)

3/19/2021

Athene and Apollo to Merge

Employee Q&A

We will no longer be a Bermuda holding company (AHL). What does this mean for Bermuda operations? Will there be downsizing?

The merger will result in Athene Holding Ltd. becoming a subsidiary of a new Apollo parent company. There are no plans to close any Athene offices at this time, including the Bermuda office. As mentioned before, this transaction is not about downsizing, rather this is about combining two strong franchises that will largely continue to operate as they do today.

Who is overseeing the merger process within Athene?

Until the closing of the merger each of Athene and Apollo will continue to operate as separate companies and everything will be business as usual. A cross-functional steering committee that includes EC members at Athene and Apollo has been formed to start the process of integration planning. The steering committee will meet regularly to determine high-level integration planning matters, establish timelines, and review progress. Implementation of integration plans will only occur after the closing of the merger.

Will there be sub-committees established to talk about devising operating policies at the Enterprise level and for the respective Op Co’s?

As part of the steering committee’s integration planning exercise, Athene and Apollo management will be reviewing various plans for the future of our business after the merger. We are in the early stages of integration planning and until the closing of the merger each of Athene and Apollo will continue to operate as separate companies and everything will be business as usual.

We are in the process of trying to accelerate our close process. Will this merger put more urgency/pressure on achieving accelerated close?

At this point, everything is business as usual so we will need to stay the course on current projects and continue driving progress forward.

How does this impact the immigration processes that are currently underway at Athene? Are there any short-term and long-term changes outlined as a result of this merger? Will this merger impact the current employee green card sponsorship process/approvals?

There are many visa programs that permit non-US citizens or non-permanent residents to reside and work in the United States in specialty occupations for a limited period of time. These visas must be renewed periodically, and sponsorship of a US employer is essential to securing the visas at the outset and upon renewal time. As part of the path for individuals to become permanent residents (sometimes referred to as “green card holders”), a company must also sponsor them.

3/19/2021

Athene and Apollo both embrace diversity in the workforce and look to identify the strongest employees/candidates for opportunities available within the respective organizations. If an employee/candidate is not a US citizen or US permanent resident, we will partner with that individual to understand their immigration status and continue sponsoring them for the appropriate visas/immigration status.

Athene has sponsored work visas for foreign workers where appropriate and has a green card sponsorship program. We currently expect to continue to sponsor work visas and green cards for those Athene employees who are currently sponsored.

Will Athene remain its own brand? If it does, will we “append” Apollo’s name?

It is anticipated that Athene will retain our name, our own brand and continue with our operating platform and business model. At closing, Athene and Apollo will each become subsidiaries of a new parent company created by Apollo.

Where are all of the Apollo locations today?

Apollo has offices in New York, Los Angeles, San Diego, Houston, Bethesda, London, Frankfurt, Madrid, Luxembourg, Mumbai, Delhi, Singapore, Hong Kong, Shanghai and Tokyo, among others.

What is the process for staff adds? Today it goes to Grant and Jim, will this also go to Apollo?

We continue to actively recruit for open positions and our process for staff adds remains unchanged. At this time we don’t know if there will be any changes to how we add staff following the closing of the transaction, until then it is business as usual.

What resources are available to me if I have concerns?

Questions can be submitted to Corporate Communications and Human Resources via Athene Share here.

Additional Information Regarding the Transaction and Where to Find It

This document is being made in respect of the proposed transaction involving Tango Holdings, Inc. (“HoldCo”), Apollo Global Management, Inc. (“AGM”), and Athene Holding Ltd. (the “Company”). The proposed transaction will be submitted to the stockholders of AGM and the shareholders of the Company for their respective consideration. In connection therewith, the parties intend to file relevant materials with the Securities and Exchange Commission (the “SEC”), including a definitive proxy statement, which will be mailed to the stockholders of AGM and the shareholders of the Company. However, such documents are not currently available. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, AS APPLICABLE, INVESTORS AND SECURITY HOLDERS OF AGM AND THE COMPANY ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about AGM and the Company, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov.

Copies of the documents filed with the SEC by AGM will be available free of charge under the “Stockholders” section of AGM’s website located at http://www.apollo.com or by contacting AGM’s Investor Relations Department at (212) 822-0528 or APOInvestorRelations@apollo.com. Copies of the documents filed with the SEC by the Company will be available free of charge under the “Investors” section of the Company’s website located at http://www.athene.com or by contacting the Company’s Investor Relations Department at (441) 279-8531 or ir@athene.com.

Participants in the Solicitation

AGM, the Company, and HoldCo and their respective directors, executive officers, members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.

Information about the directors and executive officers of AGM and HoldCo is set forth in AGM’s proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on August 20, 2020, its annual report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 19, 2021, and in subsequent documents filed with the SEC, each of which can be obtained free of charge from the sources indicated above.

Information about the directors and executive officers of the Company is set forth in the Company’s proxy statement for its 2020 annual meeting of shareholders, which was filed with the SEC on April 21, 2020, its annual report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 19, 2021, and in subsequent documents filed with the SEC, each of which can be obtained free of charge from the sources indicated above.

Other information regarding the participants in the proxy solicitations of the stockholders of AGM and the shareholders of the Company, and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the preliminary and definitive proxy statements and other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation

This document is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Company Safe Harbor for Forward-Looking Statements

This document contains, and certain oral statements made by the Company’s representatives from time to time may contain, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are subject to risks and uncertainties that could cause actual results, events and developments to differ materially from those set forth in, or implied by, such statements. These statements are based on the beliefs and assumptions of the Company’s management and the management of the Company’s subsidiaries.

Generally, forward-looking statements include actions, events, results, strategies and expectations and are often identifiable by use of the words “believes,” “expects,” “intends,” “anticipates,” “plans,” “seeks,” “estimates,” “projects,” “may,” “will,” “could,” “might,” or “continues” or similar expressions. Forward looking statements within this document include, but are not limited to, statements regarding: the consummation of the proposed merger and the benefits to be derived therefrom; the future financial performance and growth prospects of the combined entity; the market environment in which the combined entity will operate; future capital allocation decisions, including the expected payment of dividends; the structure, governance and operation of the company post-merger; and the tax treatment of the proposed transaction. Factors that could cause actual results, events and developments to differ include, without limitation: the Company’s failure to obtain approval of the proposed transaction by its shareholders or regulators; the Company’s failure to recognize the benefits expected to be derived from the proposed transaction; unanticipated difficulties or expenditures relating to the proposed transaction; disruptions of the Company’s current plans, operations and relationships with customers, suppliers and other business partners caused by the announcement and pendency of the proposed transaction; legal proceedings, including those that may be instituted against the Company, the Company’s board of directors or special committee, the Company’s executive officers and others following announcement of the proposed transaction; the accuracy of the Company’s assumptions and estimates; the Company’s ability to maintain or improve financial strength ratings; the Company’s ability to manage its business in a highly regulated industry; regulatory changes or actions; the impact of the Company’s reinsurers failing to meet their assumed obligations; the impact of interest rate fluctuations; changes in the federal income tax laws and regulations; the accuracy of the Company’s interpretation of the Tax Cuts and Jobs Act, litigation (including class action litigation), enforcement investigations or regulatory scrutiny; the performance of third parties; the loss of key personnel; telecommunication, information technology and other operational systems failures; the continued availability of capital; new accounting rules or changes to existing accounting rules; general economic conditions; the Company’s ability to protect its intellectual property; the ability to maintain or obtain approval of the Delaware Department of Insurance, the Iowa Insurance Division and other regulatory authorities as required for the Company’s operations; and other factors discussed from time to time in the Company’s filings with the SEC, including its annual report on Form 10-K for the year ended December 31, 2020, which can be found at the SEC’s website www.sec.gov.

All forward-looking statements described herein are qualified by these cautionary statements and there can be no assurance that the actual results, events or developments referenced herein will occur or be realized. The Company does not undertake any obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results.

The contents of any website referenced in this document are not incorporated by reference.